SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Goldleaf Financial Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
38144H208
(CUSIP Number)
Brian R. Geisel
4005 Windward Plaza, Second Floor
Alpharetta, Georgia 30005
Telephone No. (770) 752-6400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 17, 2008
(Date of Event which Require Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38144H208	SCHEDULE 13D	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON Brian R. Geisel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

US Citizen

	7	SOLE VOTING POWER

NUMBER OF		1,745,846 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,745,846 shares*

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,745,846 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%*

14	TYPE OF REPORTING PERSON

IN
*788,314 of the aggregate shares noted above are not outstanding as of the date hereof but may be issued upon the conversion of promissory notes that are issued and outstanding as of the date hereof. These shares have been included for purposes of the calculations above. See Items 3, 4 and 5 below.

CUSIP No. 38144H208	SCHEDULE 13D	Page 3 of 7 Pages

Item 1. Security and Issuer.
          This statement on Schedule 13D relates to the shares of common stock, no par value per share, of Goldleaf Financial Solutions, Inc., a Tennessee corporation (“Goldleaf”). The principal executive office of Goldleaf is located at 9020 Overlook Boulevard, Suite 300, Brentwood, Tennessee 37207.
Item 2. Identity and Background.
(a)	Name: This statement on Schedule 13D is filed by Brian R. Geisel.

(b)	Business address: 4005 Windward Plaza, Second Floor, Alpharetta, Georgia 30005.

(c)	Mr. Geisel’s principal occupation is serving as the Executive Vice President, Goldleaf Enterprise Payments division of Goldleaf. Goldleaf is a provider of technology-based products and services to financial institutions. The principal executive office of Goldleaf is located at 9020 Overlook Boulevard, Suite 300, Brentwood, Tennessee 37207.

(d)	During the last five years, Mr. Geisel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Geisel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Geisel is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
          On January 17, 2008, Goldleaf entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Goldleaf, GLF Sub, Inc. and Alogent Corporation (“Alogent”). As a result of the closing of the transactions under the Merger Agreement, which occurred on January 17, 2008, Goldleaf has acquired Alogent by merger of a wholly-owned subsidiary of Goldleaf with and into Alogent (the “Merger”). In consideration of the Merger, Goldleaf agreed to pay the shareholders of Alogent an aggregate consideration in an amount equal to $42,619,063 by delivery of:
          (a) $32,844,063 in cash,
          (b) 1,889,426 shares of Goldleaf’s common stock, no par value per share (“Goldleaf Stock”), having an aggregate value (as calculated under the Merger Agreement) of $2,775,000, and
          (c) $7,000,000 in convertible senior subordinated promissory notes having a 24 month term and a 7.0% annual interest rate payable quarterly in arrears (the “Convertible Notes”).

CUSIP No. 38144H208	SCHEDULE 13D	Page 4 of 7 Pages

          The principal under the Convertible Notes is convertible, at any time and at the option of the holder, into shares of Goldleaf Stock at a conversion price of $4.50 per share (subject to adjustment as provided in the notes). Pursuant to the Merger Agreement, Convertible Notes with an aggregate face value of $2,800,000 have been deposited into escrow to pay the indemnification obligations of the Alogent shareholders under the Merger Agreement, if any. The escrow term is for a period of 15 months following closing of the Merger. All Convertible Notes that are not subject to claims at the expiration of the escrow term will be released to the Alogent shareholders at that time.
          As a result of Mr. Geisel’s ownership of shares of common stock of Alogent prior to the Merger, and as a result of the closing of the Merger on January 17, 2008, Goldleaf has issued to Mr. Geisel 957,532 shares of Goldleaf Stock and two Convertible Notes in the aggregate principal amount of $3,547,413 (the “Geisel Notes”). Also in connection with the Merger, Mr. Geisel was named as the Executive Vice President, Goldleaf Enterprise Payments division of Goldleaf. Based upon the current conversion price of $4.50 per share, the Geisel Notes are convertible into an aggregate of 788,314 shares of Goldleaf Stock. One Geisel Note in the face amount of $1,418,965 (convertible into 315,326 shares of Goldleaf Stock) was deposited into escrow as described above, and the other Geisel Note in the face amount of $2,128,448 (convertible into 472,988 shares of Goldleaf Stock) was issued and delivered to Mr. Geisel directly.
          The foregoing description of the Merger, the Merger Agreement, the Convertible Notes and other agreements is qualified in its entirety by reference to the Merger Agreement and Geisel Notes filed as exhibits to this Schedule 13D, as such agreements may be amended from time to time (collectively, the “Geisel Merger Agreements”), which Geisel Merger Agreements are incorporated herein by reference.
Item 4. Purpose of Transaction.
          Mr. Geisel acquired the shares of Goldleaf Stock and Geisel Notes in consideration of the Merger as described in Item 3. The terms of the Convertible Notes restrict Goldleaf’s ability to engage in certain transactions and activities, including without limitation increasing the amount of its existing debt facility above certain limits, incurring additional indebtedness with terms more favorable than the terms of the indebtedness under the convertible promissory notes, engaging in a merger, consolidation, sale of all or substantially all of its assets or other similar transaction, declaring or paying dividends on its capital stock, and other activities, without either paying the Convertible Notes or obtaining the consent of the holders of Convertible Notes representing 67% of the principal amount of all notes then outstanding. Mr. Geisel is the holder of $3,547,413 of the $7,000,000 in Convertible Notes issued in connection with the Merger and, therefore, his consent would be required in connection with the Goldleaf activities restricted under the Convertible Notes, as described above.
          Except as contemplated by the Geisel Merger Agreements or as a result of the Merger as described in Item 3 above and this Item 4, Mr. Geisel has no current plans or proposals which relate to or which would result in:
     (a) the acquisition by any person of additional securities of Goldleaf, or the disposition of securities of Goldleaf;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Goldleaf or any of its subsidiaries;

CUSIP No. 38144H208	SCHEDULE 13D	Page 5 of 7 Pages

     (c) a sale or transfer of a material amount of assets of Goldleaf or any of its subsidiaries;
     (d) any change in the present board of directors or management of Goldleaf, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of Goldleaf;
     (f) any other material change in Goldleaf’s business or corporate structure;
     (g) changes in Goldleaf’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of Goldleaf to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of Goldleaf becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (j) any action similar to any of those enumerated above.
          The foregoing description of the Merger, the Merger Agreement, the Geisel Notes and other agreements is qualified in its entirety by reference to the Geisel Merger Agreements filed as exhibits to this Schedule 13D, which Geisel Merger Agreements are incorporated herein by reference.
     Depending on the factors described above and in the Geisel Merger Agreements, and other factors that may arise in the future, Mr. Geisel may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, Mr. Geisel may in the future entertain discussions with, and make proposals to, Goldleaf, to other stockholders of Goldleaf or to third parties that may relate to or result in one or more of the foregoing matters.
Item 5. Interest in Securities of the Issuer.
(a)	The responses set forth in Items 3 and 4 of the Schedule 13D above are incorporated herein by reference. Mr. Geisel is the beneficial owner of 1,745,846 shares of Goldleaf Stock which, based upon there being 19,957,055 shares of Goldleaf Stock outstanding, represents approximately 8.8% of the shares of Goldleaf Stock outstanding. The foregoing total number of outstanding shares of Goldleaf Stock is calculated based upon 17,279,315 shares of Goldleaf Stock outstanding as reported in Goldleaf’ Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007, plus the 1,889,426 shares of Goldleaf Stock issued in connection with the Merger, as reported in Goldleaf’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2008, plus the 788,314 shares of Goldleaf Stock issuable upon conversion of the Geisel Notes.

(b)	Mr. Geisel has the sole power to vote and dispose of the 957,532 shares of Goldleaf Stock he currently holds. In addition, subject to the terms of the Geisel Notes and escrow described above,

CUSIP No. 38144H208	SCHEDULE 13D	Page 6 of 7 Pages

Mr. Geisel has the sole power to vote and dispose of the 788,314 shares of Goldleaf Stock issuable upon conversion of the Geisel Notes.

(c)	Except for the transactions described in Item 3 hereof, Mr. Geisel has not effected any transactions in Goldleaf Stock during the past 60 days.

(d)	A Geisel Note in the face amount of $1,418,965 has been deposited into escrow as described above and in the Merger Agreement. Any Goldleaf Stock issued upon conversion of this Geisel Note occurring during the escrow period will be held in escrow, and the proceeds therefrom will also be held in and subject to the escrow. This Geisel Note and the 315,326 shares of Goldleaf Stock issuable upon conversion of this Geisel Note may be forfeited to Goldleaf in the event of valid claims properly made by Goldleaf against the escrow in accordance with the terms of the Merger Agreement and the escrow.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Except as set forth in Items 3, 4 and 5 of this Schedule 13D and as described in the Merger Agreement (including the exhibits thereto) and other Geisel Merger Agreements, which are incorporated herein by reference, to the knowledge of Mr. Geisel, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among Mr. Geisel and any other person with respect to the securities of Goldleaf.
Item 7. Material to be Filed as Exhibits.
99.1	Agreement and Plan of Merger, dated January 17, 2008, by and among Goldleaf Financial Solutions, Inc., GLF Sub, Inc. and Alogent Corporation.

99.2	Convertible Senior Subordinated Promissory Note dated January 17, 2008 issued by the Company to Brian Geisel in the principal amount of $2,128,448.

99.3	Convertible Senior Subordinated Promissory Note dated January 17, 2008 issued by the Company to Brian Geisel in the principal amount of $1,418,965.

CUSIP No. 38144H208	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2008

/s/ Brian R. Geisel
Brian R. Geisel